FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                        RESPONDS TO SIZELER'S ALLEGATIONS

      Boston, Massachusetts- March 16, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) notes that Sizeler Property Investors, Inc. has publicly announced certain claims against First Union that it has brought in Federal District Court in Maryland. First Union denies all of the allegations in Sizeler's lawsuit and press release.

      In particular, Sizeler's press release discusses the denial by a Maryland state court of a request by First Union that the court issue a temporary restraining order barring Sizeler from taking any further steps to consummate the sale of 2,649,000 shares of stock in a transaction first announced yesterday. Sizeler's press release fails to disclose that in denying the temporary restraining order the court explicitly relied on the representations of Sizeler's counsel that the stock sale and all relevant steps to effectuate that sale had already been completed at or about 10 a.m. that day, i.e. very shortly after the sale had been announced by Sizeler. Sizeler's press release also fails to disclose that the court made it explicit that it was not denying the requested temporary restraining order due to any failure to demonstrate a likelihood of success on the merits. Rather, the court did not rule on that issue but noted that First Union had raised "serious" questions about the transaction.

      It should also be noted that the federal court action filed by Sizeler also seeks a declaratory judgment that the directors of Sizeler did not breach their fiduciary duty or otherwise act fraudulently, in bad faith, recklessly, negligently or with corporate waste by authorizing the sale of 2,649,000 newly issued shares on March 15 at a price of $10.75 per share. First Union intends to vigorously contest the request for a declaratory judgment.

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      First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

      First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.